



 Kivu Bio Inc

 Yale University

Soulaima Gourani (She/Her) · 3rd

🟣Co-founder/CEO at Happioh · We reduce online meeting fatigue & hybrid work-related burnout🔥backed by Silicon Valley Investors · Rewarded Tech Entrepreneur · Thinkers50 · WEF YGL · Cyber-optimist · Author ·Speaker

Talks about #investors, #startupstory, and #siliconvalley

Palo Alto, California, United States · Contact info

24,425 followers · 500+ connections

Experience



Strategic Advisor /Shareholder
Kivu Bio Inc · Seasonal
Feb 2022 - Present · 1 mo
Washington DC-Baltimore Area

KIVU Bio is a novel platform to make valuable materials from C1 GHG (CO2 and CH4). The products are based on over eight (8) years of research by the co-founders at Nottingham. The implementation is based on-site development by CIL at various landfills, ACM's and at Lake Kivu which is the largest Limnic Lake in the world.



Co-Founder
Happioh Inc. Software · Full-time
Feb 2021 - Present · 1 yr 1 mo
Palo Alto, California

Almost one in five people are wasting more than a third of their time at work.



Startup Mentor at Olam Ventures
Olam Ventures · Seasonal
Jan 2022 - Present · 2 mos

I have accepted to be a mentor at Olam Ventures - a university-based 'talent incubator', a student-run incubator that provides 90 students on a 12-week-long program with a platform to find co-founders and launch their own startups.



Investor
DEBUT
Jan 2022 - Present · 2 mos
Washington, United States

Online marketplace for startup founders.



Seed Investor at MyWorlds
Self-employed
Apr 2020 - Present · 1 yr 11 mos
Palo Alto, California, United States

We help employees and freelancers to deliver their best from anywhere in #metaworld.

See all 75 experiences

Education



Yale University
(YGL Program) , Leadership and Decision Making in the 21st Century
2014 - 2014

Leadership and Decision Making in the 21st Century



INCAE Business School
Latin America Leadership and Global competitiveness, (YGL Program)
2015 - 2015



Kennedy School of Government at Harvard University.
certificate, Public Policy in the 21st Century
2013 - 2013

Grade: Certificate

Recently, she completed the Global Leadership and Public Policy in the 21st Century Course at the Kennedy School of Government at Harvard University.
(10 dages kursus)

See all 14 education